Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Nine months ended September 30,	2010
Earnings:
Income from continuing operations before income taxes	$200
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(52)
Fixed charges added to earnings	404
Distributed income of less than 50 percent-owned persons	26
Amortization of capitalized interest:
Consolidated	29
Proportionate share of 50 percent-owned persons	—

Total earnings	$607

Fixed Charges:

Interest expense:
Consolidated	$376
Proportionate share of 50 percent-owned persons	—

$376

Amount representative of the interest factor in rents:
Consolidated	$28
Proportionate share of 50 percent-owned persons	—

$28

Fixed charges added to earnings	$404

Interest capitalized:
Consolidated	$70
Proportionate share of 50 percent-owned persons	—

$70

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$474

Ratio of earnings to fixed charges	1.3